[SunTrust Letterhead]

June 29, 2012

VIA EDGAR
Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561 100 F Street, N.E. Washington, D.C. 20549
Attention: Ms. Stephanie J. Ciboroski

Re:	SunTrust Banks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Form 10-Q filed May 4, 2012
File No. 001-089818

Ms. Ciboroski:
We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated June 19, 2012, pertaining to the SunTrust Banks, Inc. (the “Company”) Form 10-K for the year ended December 31, 2011 and Form 10-Q for the quarter ended March 31, 2012. For your convenience, we have listed our responses in the same order as the Staff's comments were presented and have repeated each comment in bold face type prior to our response.
Form 10-K for Fiscal Year Ended December 31, 2011

Notes to the Financial Statements

Note 17 - Derivative Financial Instruments, 157

Comment 1
We note your response to comment seven from our letter dated April 26, 2012. In future filings, please provide a description of the de-designated hedges and the amounts that are expected to be reclassified into income, similar to what you had included in your response and as required by ASC 815-30-50-1.

Response:
ASC 815-30-50-1 requires an issuer to disclose “The estimated net amount of the existing gains or losses that are reported in accumulated other comprehensive income at the reporting date that is expected to be reclassified into earnings within the next 12 months” but does not require disclosure of estimated amounts expected to be reclassified into income for active cash flow hedges separate from terminated or de-designated cash flow hedges. Our current disclosure meets the requirement and includes the total amount of AOCI to be reclassified from both active and terminated or de-designated cash flow hedges and reads as follows: “As of December 31, 2011, $304 million, net of tax, of the deferred net gains on derivatives that are recognized in AOCI are expected to be reclassified to net interest income over the next twelve months in connection with the recognition of interest income on these hedge items.”

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
June 29, 2012

We will modify the above language beginning with our Form 10-Q for the quarter ended June 30, 2012 to clarify that the amount to be reclassified into income includes both active and terminated or de-designated cash flow hedges. However, given the expected decline in interest income from these terminated and de-designated swaps, we provided the following disclosure in Management's Discussion and Analysis (MD&A), subsection Net Interest Income/Margin, in our 2011 Form 10-K and first quarter 10-Q, “Beginning in the second quarter of 2012, the income from certain swaps that were previously terminated will decline by approximately $35 million per quarter.”

Our current filings include a description of our cash flow hedges within the Derivative Financial Instruments footnote, subsection “Cash Flow Hedges”. We will expand that disclosure in future filings to include the following language to inform a financial statement user as to the reason cash flow hedges under the program are terminated or de-designated: “The Company may choose to terminate or de-designate a hedging relationship in this program due to a change in the risk management objective for that specific hedge item which may arise in conjunction with an overall balance sheet management strategy.”

We also wanted to bring your attention to a change that was made in our Form 10-Q for the quarter ended March 31, 2012 to inform the user that terminated and de-designated hedges continue to be reclassified into earnings as forecasted. See the underlined portion of the footnote to the below table which can be located on page 37 of the first quarter Form 10-Q:

	Three Months Ended March 31, 2012
(Dollars in millions)	Amount of pre-tax gain/(loss) recognized in OCI on Derivatives (Effective Portion)	Classification of gain reclassified from AOCI into Income (Effective Portion)	Amount of pre-tax gain reclassified from AOCI into Income (Effective Portion)
Derivatives in cash flow hedging relationships
Equity contracts hedging Securities AFS	($58)		$—
Interest rate contracts hedging Floating rate loans[1]	50	Interest and fees on loans	83
Total	($8)		$83
1 During the three months ended March 31, 2012, the Company also reclassified $69 million in pre-tax gains from AOCI into net interest income. These gains related to hedging relationships that have been previously terminated or de-designated and are reclassified into earnings in the same period in which the forecasted transaction occurs.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
June 29, 2012

Form 10-Q for the Quarter End March 31, 2012

Note 3 - Loans, page 12

Credit Quality Evaluation, page 12

Comment 2
We note your disclosure on page 13 that you changed your FICO scoring method to a more updated version in the first quarter of 2012 for the Home Equity, Indirect, and Other Direct portfolios. Your disclosure also states that this change was the primary reason for the increase in the percentage of balances with FICO scores equal to or greater than 700 and conversely contributed to the decrease in the percentage of the balances with FICO scores lower than 620. Please respond to the following:

•	Tell us why the primary changes were between the greater than 700 and lower than 620 category and there was no effect to the 620 to 699 category.

Response:
The Fair Isaac Corporation (FICO) periodically updates its credit scoring models that are used to determine borrower FICO Scores that are obtained by the Company from credit reporting agencies for use in evaluating borrower credit risk. As disclosed in our Form 10-Q for the quarter ended March 31, 2012, the Company began using the updated FICO scoring information during the first quarter of 2012. The new industry-wide FICO scoring model impacted all score ranges as FICO essentially extended the tails of the credit distribution curve across the credit spectrum.  While we saw shifts in all three broad FICO score bands, our disclosure in our Form 10-Q for the quarter ended March 31, 2012 focused on the segments with FICO scores over 700 and below 620 because those segments demonstrated the most significant changes in percentages of balances for the Home Equity, Indirect, and Other Direct portfolios.  The 620-699 segment was directionally impacted similarly to the below 620 segment; however, the change was not as significant, and thus we did not reference it in our disclosure. The less than 620 and the greater than 700 FICO score bands may have shown greater sensitivity to the changes in the FICO scoring model due to the size and mix of these segments of these loan portfolios.

•	Tell us why only certain loan classes were impacted. For example, tell us why the FICO scoring model was not also changed for the residential mortgages and consumer-credit card classes.

Response:
Our Form 10-Q for the quarter ended March 31, 2012 referenced the Home Equity, Indirect, and Other Direct portfolios because these three portfolios changed to the updated industry-wide FICO scoring model during that quarter. The Consumer-Credit Card and the Residential Mortgages portfolios were not discussed because the former migrated to the updated industry-wide FICO scoring model during the fourth quarter of 2011 and the latter will migrate once the updated industry-wide FICO scoring model for residential mortgages is available from FICO. Additionally, Consumer-Credit Card represented less than one-half percent of the total loan portfolio.

•	Tell us whether as part of this change you began obtaining data from another source, or whether the scoring model was just changed.

Response:
No additional third-party data sources were introduced as part of this change; however, as discussed above, this change was precipitated by a change in FICO's scoring model which generated new FICO scores. In future filings, we will clarify that the enhancements to the FICO scoring model originated from a change by FICO.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
June 29, 2012

Note 12 - Fair Value Election and Measurement, page 45

Comment 3
We note you have classified certain assets and liabilities measured at fair value on a recurring basis as Level 3 in the fair value hierarchy, including certain mortgage-backed securities, CDOs, loans held for investment, MSRs, and derivative liabilities. However, we were unable to locate the disclosures requiring a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs as required by ASC 820-10-50-2(g). Please advise, or revise future filings to provide these disclosures.

Response:
We incorporated the information required under ASC 820-10-50-2(g) into the applicable narrative sections of Note 12 and other cross referenced notes as illustrated below for the most significant instruments in the table on page 55 except for the instruments noted as “N/A” pursuant to ASC 820-10-50-2(bbb) that indicates: “A reporting entity is not required to create quantitative information to comply with this disclosure requirement if quantitative unobservable inputs are not developed by the reporting entity when measuring fair value (for example, when a reporting entity uses prices from prior transactions or third-party pricing information without adjustment).”

Below are the applicable excerpts from our Form 10-Q for the quarter ended March 31, 2012 with emphasis on the required elements:

Note 12 - CDO/CLO Securities - Page 51- reference made to Note 6
Level 2 securities AFS consisted of a senior interest in a third party CLOs for which independent broker pricing based on market trades and/or from new issuance of similar assets is readily available. The Company's investments in level 3 trading CDOs consisted of senior ARS interests in Company-sponsored securitizations of trust preferred collateral. These auctions continue to fail and the Company continues to make significant adjustments to valuation assumptions available from observable secondary market trading of similar term securities; therefore, the Company continued to classify these as level 3 investments. See Note 6, "Certain Transfers of Financial Assets and Variable Interest Entities," for further discussion of the assumptions and sensitivity.

Note 6 - CDO Securities - Page 26
The assumptions and inputs considered by the Company in valuing this retained interest include prepayment speeds, credit losses, and the discount rate. While all the underlying collateral is currently eligible for repayment by the obligor, given the nature of the collateral and the current repricing environment, the Company assumed no prepayment would occur before the final maturity, which is approximately 22 years on a weighted average basis. Due to the seniority of the interests in the structure, current estimates of credit losses in the underlying collateral could withstand a 20% adverse change in the default assumption without the securities incurring a valuation loss assuming all other assumptions remain constant. Therefore, the key assumption in valuing these securities was the assumed discount rate, which was estimated to range from 8% to 11% over LIBOR at March 31, 2012 compared to 8% to 12% over LIBOR at December 31, 2011. At March 31, 2012 and December 31, 2011, a 20% adverse change in the assumed discount rate results in declines of approximately $8 million and $5 million, respectively, in the fair value of these securities. Although the impact of each assumption change in isolation is minimal, the underlying collateral of the VIEs is highly concentrated and as a result, the default or deferral of certain large exposures may have a more dramatic effect on the discount rate than the 20% discussed above. Due to this, we estimate that if each of the VIEs in which we hold retained positions experienced two additional large deferrals or defaults of an underlying collateral obligation, the fair value of the retained ARS would decline approximately $16 million.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
June 29, 2012

Note 12 - U.S. States and political subdivisions (Municipals) - Page 50- sensitivity included in discussion
Level 3 municipal securities includes ARS purchased since the auction rate market began failing in February 2008 and have been considered level 3 securities due to the significant decrease in the volume and level of activity in these markets, which has necessitated the use of significant unobservable inputs into the Company's valuations. Municipal ARS are classified as securities AFS. These securities were valued using comparisons to similar ARS for which auctions are currently successful and/or to longer term, non−ARS issued by similar municipalities. The Company also evaluated the relative strength of the municipality and made appropriate downward adjustments in price based on the credit rating of the municipality as well as the relative financial strength of the insurer on those bonds. Although auctions for several municipal ARS have been operating successfully, ARS owned by the Company at March 31, 2012 continued to be classified as level 3 as they are those ARS for which the auctions continued to fail; accordingly, due to the uncertainty around the success rates for auctions and the absence of any successful auctions for these identical securities, the Company continued to price the ARS below par.

Note 12 - LHFI - Page 53- sensitivity included in discussion
Level 3 LHFI predominantly includes mortgage loans that have been deemed not marketable, largely due to borrower defaults or the identification of other loan defects. The Company values these loans using a discounted cash flow approach based on assumptions that are generally not observable in the current markets, such as prepayment speeds, default rates, loss severity rates, and discount rates. These assumptions have an inverse relationship to the overall fair value. Level 3 LHFI also include mortgage loans that are valued using collateral based pricing. Changes in the applicable housing price index since the time of the loan origination are considered and applied to the loan's collateral value. An additional discount representing the return that a buyer would require is also considered in the overall fair value.

Note 12 - Other Intangible Assets - Page 53 - reference made to Note 5
Other intangible assets that the Company records at fair value are the Company's MSR assets. The fair values of MSRs are determined by projecting cash flows, which are then discounted to estimate an expected fair value. The fair values of MSRs are impacted by a variety of factors, including prepayment assumptions, discount rates, delinquency rates, contractually specified servicing fees, servicing costs, and underlying portfolio characteristics. For additional information, see Note 5, "Goodwill and Other Intangible Assets." The underlying assumptions and estimated values are corroborated by values received from independent third parties based on their review of the servicing portfolio. Because these inputs are not transparent in market trades, MSRs are considered to be level 3 assets.

Note 5 - Mortgage Servicing Rights - Page 23
At the end of each quarter, the Company determines the fair value of the MSRs by using a valuation model that calculates the present value of the estimated future net servicing income. The model incorporates a number of assumptions as MSRs do not trade in an active and open market with readily observable prices. The Company determines fair value using market based prepayment rates, discount rate and other assumptions that are compared to various sources of market data including independent third party valuations and industry surveys. Senior management and the valuation committee review all significant assumptions quarterly since many factors can affect the fair value of MSRs. Changes in the valuation model inputs and assumptions are reported in the period results.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
June 29, 2012

A summary of the key characteristics, inputs, and economic assumptions used to estimate the fair value of the Company's MSRs as of March 31, 2012 and December 31, 2011, and the sensitivity of the fair values to immediate 10% and 20% adverse changes in those assumptions are shown in the table below. Substantially all of the increase in fair value during the three months ended March 31, 2012 was driven by an assumed decrease in prepayment speeds as a result of higher interest rates. This increase was partially offset by a 2% decline in the balance of loans serviced for others during the three months ended March 31, 2012.

(Dollars in millions)	March 31, 2012
Fair value of retained MSRs	$1,070
Prepayment rate assumption (annual)	15%
Decline in fair value from 10% adverse change	$55
Decline in fair value from 20% adverse change	105
Discount rate (annual)	11%
Decline in fair value from 10% adverse change	$45
Decline in fair value from 20% adverse change	87
Weighted-average life (in years)	5.4
Weighted-average coupon	5.1%

The above sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Additionally, the sensitivities above do not include the effect of hedging activity undertaken by the Company to offset changes in the fair value of MSRs. See Note 10, “Derivative Financial Instruments,” for further information regarding these hedging transactions.

Note 12 - Other Assets/Liabilities, net - Page 54 - sensitivity included in discussion
The fair value of IRLCs on residential mortgage LHFS, while based on interest rates observable in the market, is highly dependent on the ultimate closing of the loans. These “pull-through” rates are based on the Company's historical data and reflect the Company's best estimate of the likelihood that a commitment will ultimately result in a closed loan. As pull-through rates increase, the fair value of IRLCs also increase. Servicing value is included in the fair value of IRLCs, and the fair value of servicing is determined by projecting cash flows which are then discounted to estimate an expected fair value. The fair value of servicing is impacted by a variety of factors, including prepayment assumptions, discount rates, delinquency rates, contractually specified servicing fees, servicing costs, and underlying portfolio characteristics. Because these inputs are not transparent in market trades, IRLCs are considered to be level 3 assets.

Non-recurring Fair Value Measurements, page 58

Comment 4
We note your table showing the non-recurring fair value measurements as of March 31, 2012 and the related category in which such measurements were classified in the fair value hierarchy. Please respond to the following.

•
Clarify whether the measurements in the table represent the change in the carrying value during the period, or whether they represent the carrying value of the assets measured at fair value as of March 31, 2012.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
June 29, 2012

•	Clarify whether the “valuation allowance” column represents the amount of the loss recognized in the income statement for these assets during the period.

Response:
The “net carrying value” amounts in the non-recurring fair value measurements tables on page 58 of our Form 10-Q for the quarter ended March 31, 2012 are the carrying value of the respective assets at March 31, 2012 and December 31, 2011. Upon further review, we note that the first sentence in the paragraph that precedes the tables may cause a reader to believe the amounts are related to the change in carrying value; therefore, in our Form 10-Q for the quarter ended June 30, 2012 we will remove the phrase “change in” from that sentence which was intended to indicate to the reader that a change could be seen in the carrying amounts, as two periods were presented and that these asset categories are being disclosed due to changes in their carrying value. The paragraph that precedes the table is shown below, with the phase to be removed indicated as such.

Within the same tables, the “valuation allowance” column represents the balance of the valuation allowance for each respective asset as of March 31, 2012 and December 31, 2011. We will add clarification to the paragraph that precedes the table in our Form 10-Q for the quarter ended June 30, 2012 and include the clarifying language shown in underlined text in the paragraph below.

Note 12, Non-recurring fair value measurements - page 58
The following tables present the ~~change in~~ carrying value of those assets measured at fair value on a non-recurring basis for which impairment was recognized as well as any valuation allowance against those assets as of the period end indicated. The table does not reflect the change in fair value attributable to any related economic hedges the Company may have used to mitigate the interest rate risk associated with LHFS and MSRs. The Company's economic hedging activities for LHFS are deployed at the portfolio level.

•
To the extent that the “valuation allowance” column does not represent the amount of the loss recognized in the income statement for these assets during the period, please revise future filings to provide this disclosure to the provide additional context to the amounts disclosed. Please refer to ASC 820-10-55-100 for guidance.

While we believe the disclosure in our first quarter of 2012 Form 10-Q meets the requirements of ASC 820-10-55-100, albeit in a narrative format on pages 58-59, we will include in the table, along with an appropriate introductory paragraph, the income impact of changes in fair values by class of asset in future filings.

Capital Resources, page 95

Comment 5
We note your presentation of the Tier 1 common ratio, as calculated under current Basel III regulatory requirements as of March 31, 2012 and December 31, 2011.  Given that these rules have not been finalized, and thus certain assumptions must be estimated for the calculation, please revise future filings to show the calculation of this metric for each period presented and discuss any estimates that were considered in the calculation, consistent with your presentation on pages 62-63 of your 2011 Form 10-K.

Response:
Regulation S-K, section 229.303 (excerpts quoted below in italics), indicates that for reports on interim periods the “discussion and analysis…is required to focus only on material changes” and further, “in preparing the discussion and analysis…the registrant may presume that users of the interim financial information have read or have access to the discussion and analysis…for the preceding year”.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
June 29, 2012

For the quarter ended March 31, 2012, we did not include the calculation and discussion of significant assumptions for the Tier 1 common ratio as calculated under the current Basel III regulatory requirement as exposed by the Basel Committee on Banking Supervision (“BCBS”) based on the limited change in the ratio as of March 31, 2012.  The change in the ratio from December 31, 2011 was ten basis points, which we believe is not a meaningful change, and the significant assumptions used to calculate the March 31, 2012 ratio were the same as used at December 31, 2011.  As such, we believe it was appropriate to not present the Form 10-K disclosure again at March 31, 2012, consistent with the guidance noted above from Regulation S-K.

However, we note your request to revise future filings to show the calculation for the Tier 1 common ratio under the current Basel III regulatory requirement and to discuss estimates used in the calculation for both periods presented.  We will continue to give consideration in future filings to the changes in our assumptions and the calculated ratio under current regulatory requirements and will update our Form 10-K disclosure (located on pages 62-63) for material changes in the assumptions and calculation of the ratio, as necessary.  We will also add an explicit cross reference to the applicable Form 10-K disclosures in our 2012 Form 10-Qs.

Further, given the Federal Reserve's recently issued proposal for implementing the Basel III capital rules in the United States and the differences in that proposal from the current BCBS published Basel III framework and proposals contained in BCBS consultative documents as of December 31, 2011, we will consider discussing in our Form 10-Q for the quarter ended June 30, 2012 the Federal Reserve's proposal to the extent we have sufficiently advanced our analysis of the Basel III proposal.  Accordingly, we have not included a draft of this disclosure in this letter as it has not yet been completed given the recency of the Federal Reserve's Notice of Proposed Rule making.  Further, we do not anticipate being in a position to provide an updated estimate of the Tier 1 common ratio pursuant to the Federal Reserve's Basel III proposal at the time of the filing of our Form 10-Q for the quarter ended June 30, 2012 due to the number and extent of outstanding questions and requests for information proffered by the Federal Reserve.  However, we anticipate disclosing that the estimate of Tier 1 common ratio may change significantly once the Federal Reserve's proposal is redeliberated and becomes final. We will also update the disclosures presented in the 2011 Form 10-K in future filings after there is proper clarity around the proposed Basel III rules.

Enterprise Risk Management, page 96
Market Value of Equity Sensitivity, page 98

Comment 6
We note your use of both interest rate sensitivity and a market value of equity (MVE) metric to measure the potential impact of changes in the market interest rates on your assets and liabilities. Please provide additional context as to how investors should view the output of the MVE model in relation to other disclosures that are in the filing. For example, disclose the metric(s) to which management compares the output of the MVE model, discuss any internal policies regarding limits of the output of the model, discuss management's procedures for addressing any breaches of the internal limits for the modeled outputs, and discuss whether any breaches of the internal limits have occurred during the periods presented. Additionally, please explain the drivers for a positive effect of a 100 basis point change in interest rates under the interest rate sensitivity model versus a negative effect under your MVE model and why both models have a similar negative effect for a 100 basis point decrease in interest rates.

Response:
Management utilizes MVE sensitivity measurements as a metric to analyze the interest rate sensitivity of its financial assets, financial liabilities, and derivative exposures in different interest rate scenarios. A larger estimated percent change in MVE indicates a greater level of interest rate sensitivity or maturity mismatches of financial instruments as of the balance sheet dates. A negative estimated percentage change in MVE

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
June 29, 2012

indicates that the market value of our equity (i.e., net present value of all positive cash flows less net present value of all negative cash flows) would be expected to decline in the given interest rate environment and vice versa for a positive estimated percent change in MVE.

MVE and net interest income (NII) sensitivity are complementary interest rate risk metrics and should be viewed together.  NII sensitivity captures asset and liability repricing mismatches for the first year inclusive of forecast balance sheet changes and is considered a short term measure, while MVE sensitivity captures mismatches within the period end balance sheets throughout the financial instruments' respective maturities and is considered a long term measure.

Board level risk limits exist for NII and MVE. Limit breaches must be reported to the Board and require action to bring the measure into compliance.  No limit breaches occurred during 2011 or during the first quarter of 2012.

A positive NII sensitivity in a rising rate environment indicates that over the forecast horizon of one year, asset yields will increase more quickly than liability yields due to balance sheet composition. A negative MVE sensitivity indicates the value of financial assets (based on their duration, a long-term measure) will decrease more than the value of financial liabilities.   A negative 100 basis point scenario is less meaningful in the current interest rate environment as interest rates approach zero because rates are not expected to be negative in the model, thus, different term points in the calculation cannot decrease by the full 100 basis points, which impacts exposures in a non-intuitive manner.

We anticipate modifying our MD&A discussion in future filings similar to the following modifications of our Form 10-Q for the quarter ended March 31, 2012 [additions underlined and deletions noted].

Market Risk Management

Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices, commodity prices, and other relevant market rates or prices. Interest rate risk, defined as the exposure of net interest income and MVE to adverse movements in interest rates, is our primary market risk and mainly arises from the structure of the balance sheet, which includes all loans. Variable rate loans, prior to any hedging related actions, are approximately 56% of total loans and after giving consideration to hedging related actions, are approximately 45% of total loans.

We are also exposed to market risk in our trading instruments carried at fair value. ALCO meets regularly and is responsible for reviewing our open positions and establishing policies to monitor and limit exposure to market risk.

Market Risk from Non-Trading Activities

The primary goal of interest rate risk management is to control exposure to interest rate risk~~, both~~ within policy limits approved by the Board ~~and within narrower guidelines established by ALCO~~. These limits and guidelines reflect our tolerance for interest rate risk over both short-term and long-term horizons. No limit breaches occurred during the first quarter of 2012.

The major sources of our non-trading interest rate risk are timing differences in the maturity and repricing characteristics of assets and liabilities, changes in the shape of the yield curve, and the potential exercise of explicit or embedded options. We measure these risks and their impact by identifying and quantifying exposures through the use of sophisticated simulation and valuation models, which as described in additional detail below are employed by management to understand Net Interest Income at risk and Market Value of

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
June 29, 2012

Equity at risk These measures show that our interest rate risk profile is relatively neutral.

One of the primary methods that we use to quantify and manage interest rate risk is simulation analysis, which is used to model net interest income from assets, liabilities, and derivative positions under various interest rate scenarios and balance sheet structures. This analysis measures the sensitivity of net interest income over a two year time horizon. Key assumptions in the simulation analysis (and in the valuation analysis discussed below) relate to the behavior of interest rates and spreads, the changes in product balances and the behavior of loan and deposit clients in different rate environments. This analysis incorporates several assumptions, the most material of which relate to the repricing characteristics and balance fluctuations of deposits with indeterminate or non-contractual maturities.

As the future path of interest rates cannot be known in advance, we use simulation analysis to project net interest income under various interest rate scenarios including implied forward and deliberately extreme and perhaps unlikely scenarios. The analyses may include rapid and gradual ramping of interest rates, rate shocks, basis risk analysis, and yield curve twists. Each analysis incorporates what management believes to be the most appropriate assumptions about client behavior in an interest rate scenario. Specific strategies are also analyzed to determine their impact on net interest income levels and sensitivities.

The sensitivity analysis included below is measured as a percentage change in net interest income due to an instantaneous 100 basis point move in benchmark interest rates. Estimated changes set forth below are dependent upon material assumptions such as those previously discussed. The net interest income profile reflects a relatively neutral interest rate sensitive position with respect to an instantaneous 100 basis point change in rates.

Interest Rate Sensitivity from an Economic Perspective		Table 15
	Estimated % Change in Net Interest Income Over 12 Months
(Basis points)	March 31, 2012	December 31, 2011
Rate Change
+100	1.7%	1.5%
-100[1]	(1.6%)	(1.8%)
1 Given the inherent limitations of certain of these measurement tools and techniques, results become less meaningful as interest rates approach zero.

The recognition of interest rate sensitivity from an economic perspective (above) is different from a financial reporting perspective (below) due to certain interest rate swaps that are used as economic hedges for fixed rate debt. The above profile includes the recognition of the net interest payments from these swaps, while the profile below does not include the net interest payments. The swaps are accounted for as trading assets. Therefore, the benefit to income due to a decline in short term interest rates will be recognized as a gain in the fair value of the swaps and will be recorded as an increase in trading income from a financial reporting perspective.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
June 29, 2012

Interest Rate Sensitivity from a Financial Reporting Perspective		Table 16
	Estimated % Change in Net Interest Income Over 12 Months
(Basis points)	March 31, 2012	December 31, 2011
Rate Change
+100	2.0%	1.8%
-100[1]	(1.7%)	(2.0%)
1 Given the inherent limitations of certain of these measurement tools and techniques, results become less meaningful as interest rates approach zero.

The slight difference from December 31, 2011 to March 31, 2012 seen above in both the economic and financial reporting perspectives related to the +100 basis point shock scenario is primarily due to a slight increase in asset sensitivity from projected balance sheet growth of floating rate assets and fixed rate deposits.

We also perform valuation analysis, which is used for discerning levels of risk present in the balance sheet and derivative positions that might not be taken into account in the net interest income simulation analysis above. Whereas net interest income simulation highlights exposures over a relatively short time horizon, valuation analysis incorporates all cash flows over the estimated remaining life of all balance sheet and derivative positions. The valuation of the balance sheet, at a point in time, is defined as the discounted present value of asset cash flows and derivative cash flows minus the discounted present value of liability cash flows, the net of which is referred to as MVE. The sensitivity of MVE to changes in the level of interest rates is a measure of the longer-term repricing risk and options risk embedded in the balance sheet. Similar to the net interest income simulation, MVE uses instantaneous changes in rates. MVE values only the current balance sheet and does not incorporate the growth assumptions that are used in the net interest income simulation model. As with the net interest income simulation model, assumptions about the timing and variability of balance sheet cash flows are critical in the MVE analysis. Particularly important are the assumptions driving prepayments and the expected changes in balances and pricing of the indeterminate deposit portfolios.

The +100 basis point MVE sensitivity scenario depicts a loss of value as rates increase which may indicate asset durations are longer than liability durations. The increase in NII for the same scenario indicates a greater amount of assets than liabilities repricing to higher yields over the next year. Comparing both profiles indicates a balance sheet with a higher weighted average duration of assets combined with a higher percentage of floating rate assets compared to liabilities.

As of March 31, 2012, the MVE profile indicates changes with respect to an instantaneous 100 basis point change in rates. MVE sensitivity is reported in both upward and downward rate shocks. However, results at March 31, 2012 in the downward rate shock were significantly less meaningful than the upward rate shock. In a -100 shock scenario, current interest rate levels that are already at or near 0% are adversely impacting discounted cash flow analysis causing the short end of the discount curve to be zero bound and therefore, the shock behaves more like a curve flattener than a parallel shock; these impact sensitivity measures in a non-intuitive manner.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
June 29, 2012

Market Value of Equity Sensitivity		Table 17
	Estimated % Change in MVE
(Basis points)	March 31, 2012	December 31, 2011
Rate Change
+100	(2.6%)	(2.4%)
-100[1]	(0.7%)	(0.9%)
1 Given the inherent limitations of certain of these measurement tools and techniques, results become less meaningful as interest rates approach zero.

While an instantaneous and severe shift in interest rates is used in this analysis to provide an estimate of exposure under an extremely adverse scenario, we believe that a gradual shift in interest rates would have a much more modest impact. Since MVE measures the discounted present value of cash flows over the estimated lives of instruments, the change in MVE does not directly correlate to the degree that earnings would be impacted over a shorter time horizon (i.e., the current fiscal year). Further, MVE does not take into account factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships, and changing product spreads that could mitigate the adverse impact of changes in interest rates. The net interest income simulation and valuation analyses do not include actions that management may undertake to manage this risk in response to anticipated changes in interest rates.

In connection with our response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (404) 813-5760 or Tom Panther at (404) 588-8585 with any questions concerning our responses to the Staff's comments.

Very truly yours,

/s/Aleem Gillani
Aleem Gillani
Chief Financial Officer

cc:	Mr. Tom Watjen
Audit Committee Chairman
Mr. William H. Rogers, Jr.
Chairman and Chief Executive Officer
Mr. Raymond D. Fortin
Corporate Executive Vice President and
General Counsel
Mr. Thomas E. Panther
Controller and Chief Accounting Officer
Mr. Robert W. Swegle
Ernst & Young LLP, Coordinating Partner